As filed with the Securities and Exchange Commission on March 6, 2018

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
02918L100
(CUSIP Number of Class of Securities)
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President, and Secretary
American Realty Capital New York City REIT, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$27,248,000(a)	$3,395.00(b)
(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$3,735.00	Filing Party:	American Realty Capital New York City REIT, Inc.
Form or Registration No.:	005-90261	Date Filed:	February 6, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2018 and amended by Amendment No. 1 thereto filed with the SEC on February 22, 2018 (as amended by Amendment No. 2, the “Schedule TO”). This Schedule TO relates to the offer by American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), to purchase up to 140,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to $17.03 per Share, net to the seller in cash, less any applicable withholding taxes and without interest and subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $10.7 million) without amending or extending the offer in accordance with rules promulgated by the SEC. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 2018 (the “Original Offer to Purchase”), as amended and supplemented by Amendment and Supplement No. 1 thereto, dated February 22, 2018 (“Supplement No. 1”), and Amendment and Supplement No. 2 thereto, dated March 6, 2018 (“Supplement No. 2 and, together with Supplement No. 1 and the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” Supplement No. 2 amends the terms of the Offer such that the number of Shares the Company is offering to purchase was decreased from 1,600,000 to 140,000 and an additional condition of the Offer was added.

Copies of the Original Offer to Purchase, Supplement No. 1 and the related Letter of Transmittal were previously filed with this Schedule TO as Exhibit (a)(1)(A), (a)(1)(E) and (a)(1)(F), respectively, and a copy of Supplement No. 2 and the Letter of Transmittal are attached to this Schedule TO as Exhibit (a)(1)(G).

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 of this Schedule TO.

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(1)(G)	Amendment and Supplement No. 2 to Offer to Purchase, dated March 6, 2018
(a)(2)(F)	Letter to Stockholders, dated March 6, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on March 6, 2018)
(a)(2)(G)	Schedule 14D-9/A filed by the Company with the SEC on March 6, 2018, incorporated by reference herein

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018	American Realty Capital New York City REIT, Inc.

	By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr. Executive Chairman, Chief Executive Officer, President, and Secretary